UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Life Insurance Company Agents’ Retirement Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

New England Life Insurance Company Agents’ Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

June 26, 2013

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	As of December 31,
	2012	2011
Assets:
Participant directed investments – at estimated fair value (see Note 3)	$185,880,230	$175,264,124
Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	(2,279,395)	1,409,591

Net assets available for benefits	$183,600,835	$176,673,715

See accompanying notes to financial statements.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012
Additions to net assets attributed to:
Contributions:
Employer	$2,763,784
Participant	889,876
Rollover	148,081

Total contributions	3,801,741
Interest and dividends	6,424,406
Net appreciation in estimated fair value of investments (see Note 4)	8,023,632
Reallocated fees	94,010

Total additions	18,343,789

Deductions from net assets attributed to:
Benefit payments to Participants	11,416,669

Net increase in net assets	6,927,120
Net assets available for benefits:
Beginning of year	176,673,715

End of year	$183,600,835

See accompanying notes to financial statements.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements

1. Description of the Plan

The following description of New England Life Insurance Company Agents’ Retirement Plan and Trust, as amended (the “Plan”), is provided for general information purposes only. Participants (as defined below under “Participation”) should refer to the Plan document for a more complete description of the Plan.

General Information

The Plan is a money purchase defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is an officer of the New England Life Insurance Company (the “Company”), a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Recordkeeping services are performed for the Plan by a third party unaffiliated with the Company, the Plan’s “Recordkeeper.”

The Plan provides for investment options in three categories— Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of a fund holding primarily shares of common stock of MetLife, Inc. (the “MetLife Company Stock Fund” and the NEF Stable Value Fund), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee. Participants may allocate contributions to each fund. The MetLife Company Stock Fund is held in the Company’s Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Institutional Fund
Vanguard Target Retirement 2015 Fund	BlackRock Equity Dividend Institutional Fund*
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	Vanguard Mid Capitalization Index Institutional Fund
Vanguard Target Retirement 2035 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2040 Fund	Loomis Sayles Small Cap Growth Institutional Fund
Vanguard Target Retirement 2045 Fund	Vanguard Total International Stock Index Institutional Fund
Vanguard Target Retirement 2050 Fund	MetLife Company Stock Fund

*	BlackRock Equity Dividend Institutional Fund replaced Goldman Sachs Large Cap Value Institutional Fund effective September 4, 2012.

Note: Natixis CGM Advisor Targeted Equity A Fund was no longer offered by the Plan as of September 4, 2012.

The Target Retirement Funds and the Individual Core Investment Funds together are referred to as the “Core Funds”. The Core Funds represent investments in publicly available mutual funds managed by a third-party investment management firm and an investment in the general account of MetLife. To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the public through many mutual fund families.

A frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen fund” is one into which Participants may neither direct contributions nor transfer balances from other funds but may make withdrawals or reallocate to other available investment options under the Plan). RGA subsequently reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

Participation

Full-time insurance agents of the Company and employee agents who have executed an agent contract with the Company (both as defined in and with such exceptions as set forth in the Plan document) are eligible to participate in the Plan on the first day of the month after executing the contract that made them an agent. Those who do so are “Participants”.

Participant Accounts

The Recordkeeper maintains individual account balances for each agent who participates in the Plan (each such agent, a “Participant”). Each Participant’s account is credited with contributions, charged with withdrawals, and allocated investment earnings and losses as provided by the Plan document. A Participant is entitled to the benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document and as described below.

Contributions

Each year, the Company contributes to the Plan an amount equal to 5% of eligible commissions (as defined in the Plan document) earned by Participants from the sale of certain products. Contributions are subject to certain IRC limitations.

Withdrawals and Distributions

A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s (or, if the Participant has died, the Participant’s beneficiary’s) request in connection with his or her retirement after reaching age 55 with at least 10 years of service, death, or total disability (as defined in the Plan document). The Participant or beneficiary may elect to receive either, a lump sum, installment payments or annuity actuarially equivalent in value to the Participant’s account as of the relevant date of distribution.

For a Participant who requests that an annuity contract be purchased with the Participant’s benefits under the Plan, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts.

Upon termination of employment with the Company and MetLife affiliated companies other than retirement, death, or total disability, Participants may receive benefits in the form of a lump sum distribution 12 months following termination of employment.

Additionally, Participants who reach age 62 are allowed to take up to 25% of their account balance while they remain actively employed by the Company and actively participating in the Plan.

Vesting

Participant contributions are 100% vested at all times. Employer contributions become fully vested at a rate of 25% per year in years two through five of employment. However, a Participant becomes fully vested in employer contributions when the Participant retires, becomes disabled (as defined in the Plan), or dies. A Participant who dies during a military absence is fully vested at death.

Forfeited Accounts

A Participant generally forfeits employer contributions if the Participant’s employment ends prior to the vesting of employer contributions, assuming the Participant is not re-hired within the timeframe specified in the Plan document. Forfeited employer contributions remain in the Plan in the NEF Stable Value Fund and can be used to reduce future employer contributions and restore previously forfeited balances, as provided in the Plan document.

At December 31, 2012 and 2011, the cumulative employer contribution forfeitures totaled $415,664 and $377,104, respectively. For the year ended December 31, 2012, forfeited employer contributions totaled $375,974. During the year ended December 31, 2012, $351,127 from forfeitures was used to reduce future employer contributions. During the year ended December 31, 2012, forfeitures earned $13,713 in interest and dividends.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

Plan Amendments

For the years ended December 31, 2012 and 2011, the following material Plan amendments were adopted and became effective:

Effective July 1, 2012, the Plan was amended to allow all Participants to make after-tax contributions of up to 10% of the eligible commission in the current year.

Effective October 1, 2011, the Plan was amended to allow individuals who reached age 62 to take up to 25% of their account balance while they remain actively employed by the Company and actively participating in the Plan.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including the insurance company general account, mutual funds and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7), is reported at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.

Participant directed investments are measured at estimated fair value in the Plan’s financial statements. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market Participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recognized when due.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

Investment Management Fees and Operating Expenses

Except for a limited amount of fees related to Participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.

Payment Benefits

Benefit payments to Participants are recorded when paid.

Excess Contributions Payable

The Plan is required to return contributions received during the plan year in excess of IRC limits applicable to such contributions.

Adoption of New Accounting Pronouncements

Effective January 1, 2012, the Plan adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the new guidance clarifies the Financial Accounting Standards Board’s (“FASB”) intent on the application of existing fair value measurement requirements. Other parts of the new guidance change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this new guidance did not have a material impact on the Plan’s financial statements.

3. Investments

The Plan’s investments were as follows:

	As of December 31,
	2012		2011
Target Retirement Funds:
Vanguard Target Retirement Income Fund	$208,759		$227,961
Vanguard Target Retirement 2010 Fund	340,615		423,781
Vanguard Target Retirement 2015 Fund	631,029		492,492
Vanguard Target Retirement 2020 Fund	1,289,123		1,109,480
Vanguard Target Retirement 2025 Fund	1,255,590		1,033,704
Vanguard Target Retirement 2030 Fund	440,878		336,390
Vanguard Target Retirement 2035 Fund	899,680		652,802
Vanguard Target Retirement 2040 Fund	295,984		231,227
Vanguard Target Retirement 2045 Fund	376,407		272,935
Vanguard Target Retirement 2050 Fund	508,370		611,278

Total Target Retirement Funds	6,246,435		5,392,050
Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
NEF Stable Value Fund**	114,112,559	*	106,065,017	*
Vanguard Total Bond Market Index-Institutional Fund	3,594,974		3,892,665
Goldman Sachs Large Cap Value Institutional Fund	—		8,835,293	*
Vanguard Institutional Index Fund	17,742,281	*	3,467,061
Natixis CGM Advisor Targeted Equity A (1)	—		14,993,451	*
BlackRock Equity Dividend Institutional Fund****	9,316,728	*	—

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

	As of December 31,
	2012	2011
Vanguard Mid Capitalization Index Institutional Fund	8,065,979	7,967,196
Vanguard Small Cap Index Fund	1,324,349	967,562
Loomis Sayles Small Cap Growth Institutional Fund	6,114,313	6,555,857
Vanguard Total International Stock Index Institutional Fund***	7,006,879	6,185,679
T.Rowe Price Blue Chip Growth Fund	7,643,616	6,055,766

Total Individual Core Investment Funds	174,921,678	164,985,547
SDB Account	3,822,460	3,963,666
Plan’s interest in the New England Master Trust (see Note 5)	889,657	922,861

Total Investments	$185,880,230	$175,264,124

*	Represents 5% or more of the net assets available for benefits.
**	Includes Plan forfeitures.
***	Vanguard Total International Stock Index Institutional Fund replaced Artio International Equity II-I Fund, effective December 30, 2011 with funds trading on January 2, 2012.
****	BlackRock Equity Dividend Institutional Fund replaced Goldman Sachs Large Cap Value Institutional Fund effective September 4, 2012.
(1)	Note: Natixis CGM Advisor Targeted Equity A Fund was no longer offered by the Plan as of September 4, 2012.

4. Net Appreciation in Estimated Fair Value of Investments

The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows:

For the Year Ended December 31, 2012
Mutual funds	$7,543,328
Plan’s interest in the New England Master Trust (see Note 5)	76,718
SDB Account	403,586

Net appreciation in estimated fair value of investments	$8,023,632

5. Interest in New England Master Trust

The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. The basis for allocating the Plan’s interest in the New England Master Trust for net assets and net appreciation is the proportionate share of the Plan’s holdings within the New England Master Trust. At both December 31, 2012 and 2011, the Plan’s interest in the net assets of the New England Master Trust was approximately 37% .

The New England Master Trust’s investments were as follows:

	As of December 31,
	2012	2011
MetLife Company Stock Fund	$2,373,663	$2,498,281
RGA Frozen Fund	17,472	17,005

Total net assets available in the New England Master Trust	$2,391,135	$2,515,286

Plan’s interest in the New England Master Trust	$889,657	$922,861

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

The New England Master Trust’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows:

For the Year Ended December 31, 2012
MetLife Company Stock Fund	$204,109
RGA Frozen Fund	670

Net appreciation in estimated fair value of investments	$204,779

Plan’s share of net appreciation in estimated fair value of investments	$76,718

6. Fair Value Measurements

When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market Participants would use in pricing the asset or liability.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The estimated fair values of the Plan’s interests in the Core Funds (excluding the MetLife Company Stock Fund), which represent investments in publicly available mutual funds, are valued at quoted market prices, which represent the net asset values (“NAV”) of shares published by the respective fund managers on the applicable reporting date.

The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds held within each Participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date.

The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At both December 31, 2012 and 2011, the Plan’s percentage interest in the net assets of the New England Master Trust was approximately 37%. The underlying assets of the New England Master Trust at December 31, 2012 and 2011 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a fund offered in the Plan that is available exclusively to Participants, and each of which is described more fully in Note 1. Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each Participating defined contribution plan based upon average daily balances invested by each plan.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. common stock and RGA common stock, respectively, each of which is traded on the New York Stock Exchange.

Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below. For the years ended December 31, 2012 and 2011, there were no significant transfers between levels.

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements at December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement Income Fund	$208,759	$208,759	$—	$—
Vanguard Target Retirement 2010 Fund	340,615	340,615	—	—
Vanguard Target Retirement 2015 Fund	631,029	631,029	—	—
Vanguard Target Retirement 2020 Fund	1,289,123	1,289,123	—	—
Vanguard Target Retirement 2025 Fund	1,255,590	1,255,590	—	—
Vanguard Target Retirement 2030 Fund	440,878	440,878	—	—
Vanguard Target Retirement 2035 Fund	899,680	899,680	—	—
Vanguard Target Retirement 2040 Fund	295,984	295,984	—	—
Vanguard Target Retirement 2045 Fund	376,407	376,407	—	—
Vanguard Target Retirement 2050 Fund	508,370	508,370	—	—
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index-Institutional Fund	3,594,974	3,594,974	—	—
Investments in mutual funds – equity securities;
BlackRock Dividend Equity Institutional Fund*	9,316,728	9,316,728	—	—
Vanguard Institutional Index Fund	17,742,281	17,742,281	—	—
T. Rowe Price Blue Chip Growth Fund	7,643,616	7,643,616	—	—
Vanguard Mid Capitalization Index Institutional Fund*	8,065,979	8,065,979	—	—
Vanguard Small Cap Index Fund	1,324,349	1,324,349	—	—
Loomis Sayles Small Cap Growth Institutional Fund	6,114,313	6,114,313	—	—
Vanguard Total International Stock Index Institutional Fund	7,006,879	7,006,879	—	—
NEF Stable Value Fund	114,112,559	—	114,112,559	—
SDB Account	3,822,460	—	3,822,460	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$184,990,573	$67,055,554	$117,935,019	$—

*	BlackRock Equity Dividend Institutional Fund replaced Goldman Sachs Large Cap Value Institutional Fund effective September 4, 2012.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

		Assets Held Inside the New England Master Trust Estimated Fair Value Measurements at December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$2,373,663	$—	$2,373,663	$—
RGA Frozen Fund	17,472	—	17,472	—

Total Investments in the New England Master Trust	$2,391,135	$—	$2,391,135	$—

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements at December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement Income Fund	$227,961	$227,961	$—	$—
Vanguard Target Retirement 2010 Fund	423,781	423,781	—	—
Vanguard Target Retirement 2015 Fund	492,492	492,492	—	—
Vanguard Target Retirement 2020 Fund	1,109,480	1,109,480	—	—
Vanguard Target Retirement 2025 Fund	1,033,704	1,033,704	—	—
Vanguard Target Retirement 2030 Fund	336,390	336,390	—	—
Vanguard Target Retirement 2035 Fund	652,802	652,802	—	—
Vanguard Target Retirement 2040 Fund	231,227	231,227	—	—
Vanguard Target Retirement 2045 Fund	272,935	272,935	—	—
Vanguard Target Retirement 2050 Fund	611,278	611,278	—	—
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index-Institutional Fund	3,892,665	3,892,665	—	—
Investments in mutual funds – equity securities;
Goldman Sachs Large Cap Value Institutional Fund	8,835,293	8,835,293	—	—
Vanguard Institutional Index Fund	3,467,061	3,467,061	—	—
T. Rowe Price Blue Chip Growth Fund	6,055,766	6,055,766	—	—
Natixis CGM Advisor Targeted Equity A	14,993,451	14,993,451	—	—

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Continued)

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements at December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Vanguard Mid Capitalization Index Institutional Fund*	7,967,196	7,967,196	—	—
Vanguard Small Cap Index Fund	967,562	967,562	—	—
Loomis Sayles Small Cap Growth Institutional Fund	6,555,857	6,555,857	—	—
Vanguard Total International Stock Index Institutional Fund	6,185,679	6,185,679
NEF Stable Value Fund	106,065,017	—	106,065,017	—
SDB Account	3,963,666	—	3,963,666	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$174,341,263	$64,312,580	$110,028,683	$—

*	Vanguard Total International Stock Index Institutional Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.

		Assets Held Inside the New England Master Trust Estimated Fair Value Measurements at December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$2,498,281	$—	$2,498,281	$—
RGA Frozen Fund	17,005	—	17,005	—

Total Investments in the New England Master Trust	$2,515,286	$—	$2,515,286	$—

7. Fully Benefit-Responsive Investments with MetLife

The NEF Stable Value Fund is an investment in the general account of MetLife. That fund is considered a fully benefit-responsive investment under U.S. GAAP. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less Participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for Participants and average yield based on annualized earnings for the NEF Stable Value Fund were 5.10% and 4.85% for the years ended December 31, 2012 and 2011, respectively.

The Plan’s investment in the NEF Stable Value Fund had a contract value of $111,833,164 and $107,474,608 at December 31, 2012 and 2011, respectively. The estimated fair market value of these investments was $114,112,559 and $106,065,017 at December 31, 2012 and 2011, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions. For example, a partial plan termination or a meaningful divestiture are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Notes to Financial Statements – (Concluded)

While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.

8. Related-Party Transactions

MetLife is an affiliate of the Company, which is the sponsor of the Plan. Therefore, MetLife and the Plan are related parties. As a result, transactions between the Plan and MetLife qualify as party-in-interest transactions as that term is defined under ERISA. The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $114,112,559 and $106,065,017 at December 31, 2012 and 2011, respectively. Total investment income from the NEF Stable Value Fund was $5,397,776 for the year ended December 31, 2012.

At December 31, 2012, the New England Master Trust held approximately 72,000 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of approximately $2,300,000 of which approximately 37% was allocable to the Plan. At December 31, 2011, the New England Master Trust held approximately 82,700 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of approximately $3,300,000, of which approximately 37% was allocable to the Plan. During the year ended December 31, 2012, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of approximately $57,000, of which approximately 37% was allocable to the Plan.

9. Termination of the Plan

While the Company intends that the Plan be permanent, it has the right to discontinue it. In the event of such termination, each Participant would be fully vested in Company contributions made to the Plan, and generally has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

10. Federal Income Tax Status

The United States Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 13, 2009 that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document and continues to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2012.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions: however, there are currently no audits of the Plan in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

New England Life Insurance Company

Agents’ Retirement Plan and Trust

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

as of December 31, 2012

(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Target Retirement Funds:
	Vanguard Target Retirement Income Fund	**	$208,759
	Vanguard Target Retirement 2010 Fund	**	340,615
	Vanguard Target Retirement 2015 Fund	**	631,029
	Vanguard Target Retirement 2020 Fund	**	1,289,123
	Vanguard Target Retirement 2025 Fund	**	1,255,590
	Vanguard Target Retirement 2030 Fund	**	440,878
	Vanguard Target Retirement 2035 Fund	**	899,680
	Vanguard Target Retirement 2040 Fund	**	295,984
	Vanguard Target Retirement 2045 Fund	**	376,407
	Vanguard Target Retirement 2050 Fund	**	508,370

	Total Target Retirement Funds		6,246,435
	Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
* Metropolitan Life Insurance Company	NEF Stable Value Fund	**	114,112,559
	Vanguard Total Bond Market Index Institutional Fund	**	3,594,974
	BlackRock Equity Dividend Institutional Fund***	**	9,316,728
	Vanguard Institutional Index Fund	**	17,742,281
	T. Rowe Price Blue Chip Growth Fund	**	7,643,616
	Vanguard Mid Capitalization Index Institutional Fund	**	8,065,979
	Vanguard Small Cap Index Fund	**	1,324,349
	Loomis Sayles Small Cap Growth Institutional Fund	**	6,114,313
	Vanguard Total International Stock Index Institutional Fund	**	7,006,879

	Total Individual Core Investment Funds		174,921,678
* New England Life Insurance Company	Plan’s interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	**	889,657
Various Participants	SDB Account	**	3,822,460

	Participant-directed investments		185,880,230
	Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund		(2,279,395)

	Net assets available for benefits		$183,600,835

*	The Company is a party-in-interest that is permitted to engage in these transactions.
**	Cost has been omitted with respect to Participant-directed investments.
***	BlackRock Equity Dividend Institutional Fund replaced Goldman Sachs Large Cap Value Institutional Fund effective September 4, 2012.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company Agents’ Retirement Plan and Trust

By:	/s/ Mark J. Davis
Name: Mark J. Davis
Title: Plan Administrator

Date: June 27, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm